Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT No. 8	Registration No. 333-275381
(to prospectus dated December 4, 2023)
PROSPECTUS SUPPLEMENT No. 4	Registration No. 333-277045
(to prospectus dated May 9, 2024)
PROSPECTUS SUPPLEMENT No. 3	Registration No. 333- 279803
(to prospectus dated June 4, 2024)

Primary Offering of

24,406,752 COMMON SHARES,

10,833,333 WARRANTS TO PURCHASE COMMON SHARES,

10,833,333 COMMON SHARES UNDERLYING WARRANTS AND

4,400,106 COMMON SHARES UNDERLYING CONVERTIBLE NOTES

Primary Offering of

10,833,333 Common Shares

Secondary Offering of

40,582,699 Common Shares

SECONDARY OFFERING OF

20,000,000 COMMON SHARES

OF

LEDDARTECH HOLDINGS INC.

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-4 of LeddarTech Holdings Inc. (Registration Statement No. 333-275381), effective as of December 4, 2023 (as updated, supplemented or amended from time to time, the “F-4 Prospectus”), the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-277045), effective as of May 8, 2024 (as updated, supplemented or amended from time to time, the “F-1 Prospectus”) and the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-279803), effective as of June 4, 2024 (as updated, supplemented or amended from time to time, the “SEPA Shelf Prospectus” and, together with the F-4 Prospectus and the Resale Shelf Prospectus, the “Prospectuses” and each a “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectuses.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectuses with the information contained in our Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on August 6, 2024, which is attached hereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with each Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the respective Prospectuses, including any amendments or supplements thereto, and if there is any inconsistency between the information in such Prospectus or any prior amendment or supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “LDTC.” On August 5, 2024, the last reported sale price of our common shares as reported on Nasdaq was $0.65 per share. Our warrants are listed on Nasdaq under the symbol “LDTCW.” On August 5, 2024, the last reported sale price of our warrants as reported on Nasdaq was $0.02 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in each Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 6, 2024.

Attachments

1.	LeddarTech Holdings Inc. Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Amendment to Financing Offer

On August 5, 2024, the Company entered into an Eleventh Amending Agreement (the “Amendment and Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”).

As previously announced by the Company on July 5, 2024, pursuant to a Ninth Amending Agreement to the Desjardins Credit Facility, the Company was required to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) of C$3.5 million from July 5, 2024 through July 6, 2024, and C$1.8 million from July 7, 2024 through July 26, 2024. Pursuant to a Tenth Amending Agreement to the Desjardins Credit Facility dated July 26, 2024, Desjardins had temporarily reduced the required Minimum Cash Covenant to C$1.3 million from July 26, 2024 through August 5, 2024, after which time the Company was to be obligated to maintain a minimum cash balance of C$5.0 million.

Pursuant to the Amendment and Waiver, among other things, Desjardins has agreed to:

●	temporarily reduce the required Minimum Cash Covenant to (i) C$250,000 from August 6, 2024 through August 14, 2024, (ii) C$1,000,000 from August 15, 2024 until the earlier of the Short-Term Outside Date (as defined below) and November 15, 2024, and (iii) C$5,000,000 at all times after the earlier of the Short-Term Outside Date and November 15, 2024; and

●	temporarily postpone payment of interest for the months of July, August, September and October 2024 until the earlier of the earlier of (x) the date of disbursement of an equity investment in the Company for a minimum gross proceeds amount of US$35,000,000 (the “Short-Term Outside Date”) and (y) November 15, 2024.

The Amendment and Waiver provides for a monthly payment by the Company to Desjardins of C$125,000 until the Short-Term Outside Date, which payments will be due and payable on the earlier of the Short-Term Outside Date and November 15, 2024. The foregoing description of the Amendment and Waiver does not purport to be complete and is qualified in its entirety by reference to the Amendment and Waiver, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

The Company continues to progress its discussions with several of its principal shareholders and other potential investors to secure the financing described in the Company’s press release issued on July 5, 2024, which may include funding to meet near term obligations while the Company continues to seek to close the larger financing (collectively, the “Financing Transaction”). There can be no assurance that such existing shareholders or other potential investors will invest any amount in the Financing Transaction, or that the Company will successfully complete the Financing Transaction at all. Any debt or equity securities to be offered and sold in the Financing Transaction may not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Financing Transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Notices of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

Minimum Bid Price

On July 31, 2024, the Company received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common shares for the 31 consecutive business day period from June 14, 2024 through July 30, 2024, the Company did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1). The letter also indicated that the Company will be afforded a period of 180 calendar days, or until January 25, 2025 (the “Bid Price Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(i).

In order to regain compliance with Nasdaq’s minimum bid price requirement, the Company’s common shares must maintain a minimum closing bid price of US$1.00 for at least ten consecutive business days during the Bid Price Compliance Period, at which time the Staff will provide the Company written confirmation of compliance with the minimum bid price requirement. In the event the Company does not regain compliance by the end of the Bid Price Compliance Period, the Company may be eligible for additional time to regain compliance. To qualify for additional time, the Company must (i) submit an application to transfer to the Nasdaq Capital Market, (ii) meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and (iii) provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Company may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that the Company will be unable to cure the deficiency, or if the Company is not otherwise eligible for the additional cure period, Nasdaq will provide notice that the Company’s common shares will be subject to delisting.

The Company intends to actively monitor the closing bid price of its common shares and will evaluate available options to regain compliance with the minimum bid price requirement. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement or maintain compliance with any of the other Nasdaq Global Market continued listing requirements.

Minimum Market Value of Publicly Held Shares

On August 5, 2024, the Company also received a letter from the Staff indicating that, based upon the Company’s market value of publicly held shares (“MVPHS”) for the 30 consecutive business day period from June 21, 2024 through August 2, 2024, the Company did not maintain the minimum MVPHS of US$15,000,000 required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). The letter also indicated that the Company will be afforded a period of 180 calendar days, or until February 3, 2025 (the “MVPHS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(D).

In order to regain compliance with Nasdaq’s minimum MVPHS requirement, the minimum MVPHS of the Company’s common shares must meet or exceed US$15,000,000 for a minimum of ten consecutive business days during the MVPHS Compliance Period. In the event the Company does not regain compliance by the end of the MVPHS Compliance Period, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market. The Company intends to actively monitor the MVPHS of its common shares between now and February 3, 2025 and will consider the various options available to the Company if its common shares do not trade at a level that is likely to regain compliance.

Minimum Market Value of Listed Securities

On August 5, 2024, the Company received a letter from the Staff indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from June 21, 2024 through August 2, 2024, the Company did not maintain the minimum MVLS of US$50,000,000 required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). The letter also indicated that the Company will be afforded a period of 180 calendar days, or until February 3, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s common shares must meet or exceed US$50,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market. The Company intends to actively monitor the MVLS of its common shares between now and February 3, 2025 and will consider the various options available to the Company if its common shares do not trade at a level that is likely to regain compliance.

The foregoing letters have no immediate effect on the listing of the Company’s common shares, which will continue to be listed and traded on the Nasdaq Global Market under the symbol “LDTC”, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq Global Market.

* * * *

The foregoing disclosures should be read in conjunction with the disclosures set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023 as filed with the Securities and Exchange Commission on January 31, 2024, including the disclosures set forth under “Item 3.D – Key Information – Risk Factors” contained therein.

Exhibit

Exhibit Number	Exhibit Description
10.1	Eleventh Amending Agreement to Amended and Restated Financing Offer dated August 5, 2024 among LeddarTech Holdings Inc. and Fédération des caisses Desjardins du Québec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: August 6, 2024

Exhibit 10.1

Execution Version

ELEVENTH AMENDING AGREEMENT made as of August 5, 2024

BETWEEN:	Leddartech Holdings Inc. (as “Borrower”)
AND:	FÉdÉration des Caisses Desjardins du QuÉbec (as “Lender”)

RECITALS

A.	The Lender has addressed an amended and restated financing offer dated April 5, 2023 to the Borrower which has been accepted by the Borrower (as amended by a first amending agreement dated as of May 1, 2023, a second amending agreement dated as of May 31, 2023, a third amending agreement dated as of September 29, 2023, a fourth amending agreement dated as of October 13, 2023, a fifth amending agreement dated as of October 20, 2023, a sixth amending agreement dated as of October 31, 2023, a seventh amending agreement dated as of December 8, 2023, an eighth amending agreement dated as of June 4, 2024, a ninth amending agreement dated as of July 5, 2024 and a tenth amending agreement dated as of July 26, 2024, the “Financing Offer”).

B.	The Borrower is the entity resulting from the amalgamation between LeddarTech Inc. and LeddarTech Holdings Inc. that took place on December 21, 2023.

C.	The Borrower and the Lender wish to amend the Financing Offer to, among other things, postpone the monthly payments of interests and fees under Sections 3.4.1 and 6.1 of the Financing Offer, and modify the level of minimum available cash required under the covenant of Section 7.1.2 of the Financing Offer.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Financing Offer have the meanings assigned to them in the Financing Offer unless otherwise defined herein.

1.2	Other than as specifically provided herein, this Agreement shall not operate as a waiver of any right, power or privilege of the Lender and, except as amended hereby, all provisions of the Financing Offer will remain in full force and effect.

2.	Amendments to the Financing Offer

2.1	Section 3.4.1 of the Financing Offer is amended as follows (changes underlined and struck through):

“Interest must be paid on a monthly basis, it being understood that ~~(i)~~ the interest payments to be made for the months of ~~October 2023~~July 2024 (originally due on August 5, 2024), August 2024 (originally due on September 5, 2024), September 2024 (originally due on October 5, 2024) and October 2024 (originally due on November ~~6~~5, 202~~3~~4), as applicable, are postponed to ~~December 5, 2023 and (ii) the interest payment to be made for the month of November 2023 originally due on December 5, 2023 will be postponed to the DE-SPAC Date (which must occur on December 22, 2023 at the latest)~~ the earlier of (i) the Short-Term Outside Date (as defined below) and (ii) November 15, 2024, and with the interest payments ~~dates~~ for each subsequent month to be made on the fifth day of each month.”

2.2	The two last paragraphs of Section 6.1 of the Financing Offer are amended as follows (changes underlined and struck through):

“The Borrower must pay to Desjardins a monthly fee of $125,000 per month, which monthly fee is earned and payable first on July 5, 2024, and thereafter, is earned and payable on the first day of each subsequent month, until the date of disbursement of an equity investment in the Borrower for a minimum gross proceeds amount of ~~US$25,000,000~~ US$35,000,000 (the “Short-Term Outside Date”). Notwithstanding the foregoing, the payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024 is postponed to the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024.

Following the Short-Term Outside Date and until the Borrower provides Desjardins with the Recapitalization Plan in form and substance satisfactory to Desjardins, a monthly fee in the amount of ~~$45,000~~ $75,000 will be earned and payable on the first day of each month.”

2.3	The definition of “Available Cash” in Section 7.1.2 of the Financing Offer is amended as follows (changes underlined and struck through):

“Available Cash The Borrower must maintain Available Cash in an amount equal to or greater than as provided below for the following dates:

(i)	$1,500,000 at all times from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023;

(ii)	NIL after October 31, 2023 until the earlier of December 22, 2023 and the DE-SPAC Date;

(iii)	$5,000,000 at all times after the earlier of December 22, 2023 and the DE-SPAC Date until July 4, 2024;

(iv)	$3,500,000 at all times from July 5, 2024 until July 6, 2024;

(v)	$1,800,000 at all times from July 7, 2024 until July 26, 2024;

(vi)	$1,300,000 at all times from July 27, 2024 until August 5, 2024; ~~and~~

(vii)	$~~5,000,000~~250,000 at all times ~~after~~from August ~~5~~6, 2024 until August 14, 2024;

(viii)	$1,000,000 at all times from August 15, 2024 until the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024; and

(ix)	$5,000,000 at all times after the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024.”

3.	Effectiveness and Conditions Precedent

This Agreement will become effective on the date that the Lender notifies the Borrower that the following conditions precedent have been fulfilled:

3.1	this Agreement has been executed by all parties;

3.2	no Default exists;

3.3	all fees and expenses owing by the Borrower to the Lender and its legal counsel and the Desjardins’ Financial Advisor due on the date of this Agreement shall have been paid and the Lender is authorized to debit the Borrower’s account and proceed to the payment of such fees and expenses.

4.	Representations and Warranties

All of the representations and warranties contained in Article 2 of the Appendix A to the Financing Offer are true and correct on and as of the date hereof as though made on and as of the date hereof, except that, to the extent such representations and warranties relate to a specifically identified earlier date they shall be true and correct as of such earlier date.

5.	Default

No Default has occurred and is continuing on the date hereof.

6.	Cost and Expenses

The Borrower agrees to pay on demand all reasonable costs and expenses of the Lender in connection with the preparation, execution, delivery and implementation and administration of this Agreement including the reasonable fees and expenses of counsel for the Lender.

7.	Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together constitute one and the same instrument. A party may execute this Agreement by signing any counterpart. Delivery by any party or other signatory of an executed counterpart of this Agreement by facsimile or electronic mail or in PDF format, or using any electronic signature, shall be equally effective as delivery of an original executed counterpart of this Agreement.

8.	Governing Law

This Agreement is governed by and construed in accordance with laws of the Province of Quebec and the laws of Canada applicable therein.

[Signature pages follow]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

FÉdÉration des Caisses Desjardins du QuÉbec, as Lender

Per:	/s/ Jocelyn Larouche
Title:	Jocelyn Larouche - Director,
National Accounts, North Western Quebec

Per :	/s/ Philip Fortin
Title:	Philip Fortin - Head of Quebec Corporate Banking, Infrastructure, Energy, Transition and National Accounts

Leddartech Holdings Inc., as Borrower

Per:

The Guarantor acknowledges receipt of this Agreement and agrees to its terms.

Vayavision Sensing Ltd., as Guarantor

Per:

[Eleventh Amendment – LeddarTech Holdings Inc.]